July 8, 2005


      Mail Stop 4561

Paul T. Robinson
Chief Financial Officer
Global Business Services, Inc.
213 South Robertson Boulevard
Beverly Hills, CA  90211

      Re:	Global Business Services, Inc.
		Form 10-KSB for the year ended June 30, 2004
Forms 10-Q for the quarters ended September 30 and December 31,
2004
and March 31, 2005
      Filed October 21, 2004
      File No. 0-28587

Dear Mr. Robinson:

      We have reviewed your response letter dated May 6, 2005 and have the following additional comments. As previously stated, these comments may require amendment to the referenced filings previously filed with the Commission.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-KSB for the year ended June 30, 2004

Note 1 - Summary of Significant Accounting Policies

Franchise Fee Recognition, page F-9

1. In your response to comment 1, you state that revenue is recognized upon opening date. Clarify to us if you are referring to revenues recognized upon the sale of a franchise, initial franchise fee revenue, or both. According to paragraph 3 of SFAS 45, initial franchise fee revenue should not be recognized until operations have commenced. However, your franchise fee revenue recognition policy as disclosed in your 10-QSB filed on May 23, 2005 still states that revenue on sales of franchises is recognized when the franchisee signs a property lease. Please confirm to us that no revenue from the sale of a franchise is recognized prior to the commencement of that franchise`s operations. In addition, please confirm to us that deferred revenue from initial franchise fees is not recognized until operations have commenced. As previously requested, revise your disclosure in future filings to clarify your policy and advise us of the revisions you intend to make.

2. We note in your response to comment 1 that once a store has opened, subsequent franchise fees are accounted for on a cash basis.
Please advise us of your basis in GAAP for recording revenue on the cash, rather than accrual, basis.

Store Build-out Revenue Recognition, page F-10

3. We note your response to comment 3. Please restate your financial statements to de-recognize the revenue and corresponding expense recorded in connection with the build-out of franchise stores or advise us why a restatement is unnecessary. Reference is made to paragraph 16 of SFAS 45.

Form 10-QSB for the quarter ended September 30, 2004

Notes to Consolidated Financial Statements

Note 2 - Convertible Note Payable and Warrants

4. Your response to comment 4 is unclear. You state that the intrinsic value of the beneficial conversion feature on your $160,000 convertible note will be allocated to additional paid-in capital to comply with EITF 98-5. Do you intend to restate the previously filed
Forms 10-QSB for the first three quarters of fiscal 2005? If so, when do you expect to file the amended Forms 10-QSB? Additionally, your response did not address your accounting for the detachable stock warrants. As previously requested, please advise us in further detail of your accounting for the $160,000 convertible note payable and warrants, and revise your financial statements to comply with EITF 98-5, if material.


      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your proposed revisions that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.


      You may contact Kristi Beshears at (202) 551-3429 or me at
(202) 551-3403 if you have questions.



						Sincerely,



Steven Jacobs
Branch Chief


??

??

??

??

Global Business Services, Inc.
July 8, 2005
Page 1